SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

AUDENTES THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

Asilomar Acquisition Corp.

an indirect, wholly-owned subsidiary of

Astellas Pharma Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

05070R104

(CUSIP Number of Class of Securities (Underlying Common Stock))

Kenji Yasukawa

President and Chief Executive Officer

Astellas Pharma Inc.

2-5-1, Nihonbashi-Honcho, Chuo-ku

Tokyo 103-8411, Japan

+(81)-3-3244-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Catherine J. Dargan, Esq.

Denny Kwon, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,076,515,600	$399,331.73

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.00001 per share, of Audentes Therapeutics, Inc. (“Audentes”), at a purchase price of $60.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of December 13, 2019 (the most recent practicable date): (i) 46,272,171 shares of Audentes common stock were issued and outstanding, (ii) no shares of Audentes common stock were held by Audentes in its treasury, (iii) 4,602,571 shares of Audentes common stock were subject to outstanding Audentes stock options, (iv) 379,196 shares of Audentes common stock were subject to outstanding Audentes restricted stock unit awards and (v) 21,322 shares of Audentes common stock were estimated to be subject to outstanding purchase rights under Audentes’ 2016 Employee Stock Purchase Plan.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 399,331.73	Filing Party: Astellas Pharma, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 16, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 16, 2019 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed with the Securities and Exchange Commission on December 30, 2019 and Amendment No. 2 filed with the Securities and Exchange Commission on January 7, 2020, the “Schedule TO”), by Asilomar Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Astellas Pharma Inc., a company organized under the laws of Japan (“Astellas”), and Astellas. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.00001 per share (the “Shares”), of Audentes Therapeutics, Inc., a Delaware corporation (“Audentes”), at a purchase price of $60.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which Offer to Purchase and Letter of Transmittal, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1-9 and 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired at midnight, New York City Time, at the end of the day on January 14, 2020, (such date and time, the “Expiration Time”), and was not extended. The Depositary has advised that, as of the Expiration Time, 35,852,857 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 76.7% of the then issued and outstanding Shares. Accordingly, the Minimum Condition has been satisfied. Purchaser has accepted for payment, and has stated that it will promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following the Expiration Time and acceptance for payment of the Shares, Purchaser has ownership sufficient to effect the Merger under Section 251(h) of the DGCL, without a vote of the stockholders of Audentes. Accordingly, as promptly as practicable on January 15, 2020, Astellas and Purchaser intend to effect the Merger in accordance with Section 251(h) of the DGCL in which Purchaser will merge with and into Audentes, with Audentes surviving the Merger and continuing as an indirect, wholly-owned subsidiary of Astellas. In the Merger, each Share outstanding (other than (i) Shares held in the treasury of Audentes or owned by Astellas or Purchaser immediately prior to the Effective Time and (ii) Shares as to which appraisal rights have been perfected in accordance with the DGCL) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable tax withholding. The Shares are expected to cease to trade on Nasdaq prior to the opening of business on January 15, 2020, and will be delisted from Nasdaq and deregistered under the Exchange Act.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Asilomar Acquisition Corp.

By:	/s/ Brian S. Taylor
	Name:	Brian S. Taylor
	Title:	Assistant Secretary

Astellas Pharma Inc.

By:	/s/ Kenji Yasukawa
	Name:	Kenji Yasukawa
	Title:	President and CEO

Date: January 15, 2020